Joseph J. Wolk Executive Vice President Chief Financial Officer	One Johnson & Johnson Plaza New Brunswick, NJ 08933

August 22, 2019

Via EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Healthcare & Insurance
100 F Street, NE
Washington, DC 20549

Re:    Johnson & Johnson
Form 10-K for the Fiscal Year Ended December 30, 2018
Filed February 20, 2019
Form 8-K dated January 22, 2019
Filed January 22, 2019
File No. 001-03215

Dear Ms. Ignat and Ms. Connell:

Johnson & Johnson (the “Company”) is submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 18, 2019, with respect to Johnson & Johnson’s Form 10-K filed with the Commission on February 20, 2019 (the “Form 10-K”) and Form 8-K filed on January 22, 2019 (the “Form 8-K”) (SEC File No. 001-03215).

Set forth below is the heading and text of each comment followed by our response:

Form 10-K for the Fiscal Year Ended December 31, 2018

General

1.
In your letter to us dated May 25, 2016, you discussed contacts with Syria and Sudan. Johnson & Johnson Customer Connect’s website lists Syria under its Europe, Middle East and Africa region, and a May 28, 2019 Business Monitor Online report on the Sudan Pharmaceuticals & Healthcare Competitive Landscape reports that you import products into Sudan. As you are aware, Syria and Sudan are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and/or export controls. Your Form 10-K does not provide disclosure about those countries. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan since your 2016 letter, including contacts with those countries’ governments, whether through subsidiaries, distributors, affiliates, or other direct or indirect arrangements.

Response:
There have been no significant changes in the Company’s contacts with Syria and Sudan since the letter dated May 25, 2016.

The Company and its affiliates (collectively “J&J”) are organized into three segments: Pharmaceutical, Consumer and Medical Devices. The Pharmaceutical and Medical Devices segments have sold products to Syria and/or Sudan primarily for humanitarian purposes and through distributors. In the case of distributors, these entities are not controlled by, or agents of, J&J and take ownership and control of products upon sale by J&J. The Company routinely complies with the terms of General Licenses applicable to transactions involving medicines or medical devices or obtains licenses from the U.S. Department of Commerce’s Bureau of Industry and Security (“BIS”) and/or the US Department of the Treasury’s Office of Foreign Asset Control (“OFAC”), as applicable. With respect to business conducted in Syria or Sudan, the Company complies with the terms of General Licenses or has all required BIS and/or OFAC licenses.

An overview of each segment’s business with Syria and Sudan is provided below.

Pharmaceutical

Syria
J&J has sold pharmaceutical products to Syrian distributors and international health organizations for end-use at hospitals, clinics and pharmacies in Syria. In addition, J&J sells pharmaceutical products to the General Foreign Trade Organization, an entity controlled by the Government of Syria, for distribution to government hospitals, clinics, and pharmacies in Syria. Since September 2010, J&J’s Belgian affiliate has maintained a scientific office in Syria to comply with regulatory, safety, and quality requirements provided for under local regulations.

Sudan
J&J sells pharmaceutical products into Sudan, generally through Sudanese distributors, for end-use at hospitals, clinics, and pharmacies in Sudan. In addition, J&J sells pharmaceutical products to Central Medical Supplies, an entity controlled by the Government of Sudan, for distribution to government hospitals, clinics, and pharmacies in Sudan.

Consumer

Since 2015, J&J has not and does not sell consumer products into Syria or Sudan and has no specific plans to do so in the future.

Medical Devices

Syria
J&J sells medical devices into Syria through distributors for end-use at hospitals and clinics in Syria.

Sudan
J&J sells medical devices into Sudan, generally through distributors, for end-use at hospitals, clinics and pharmacies in Sudan.

2.
Please discuss the materiality of any contacts with Syria and Sudan, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of any revenues, assets and liabilities associated with those countries for the last three years and the subsequent interim periods. Address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with state sponsors of terrorism.

Response:

As stated in the Commission’s Concept Release 33-8860, dated November 16, 2007:

The federal securities laws do not impose a specific disclosure requirement that addresses business activities in or with a country based upon its designation as a State Sponsor of Terrorism. However, the federal securities laws do require disclosure of business activities in or with a State Sponsor of Terrorism if this constitutes material information that is necessary to make a company’s statements, in the light of the circumstances under which they are made, not misleading.

In accordance with the above, the Company has not disclosed its contacts in or with Syria and Sudan in our Form 10-K as the Company believes those activities are de minimis and not material.

Quantitative Factors

The Company believes that its contacts in or with, and revenue derived from, Syria and Sudan are de minimis and not material. Except for the scientific office maintained by J&J’s Belgian affiliate in Syria to comply with certain regulatory, safety, and quality requirements under local regulations and sales activities discussed in this letter, J&J does not have a presence or conduct any activities in Syria or Sudan. The Company’s assets and liabilities in either Syria and Sudan, including the scientific office maintained by J&J’s Belgian affiliate in Syria are less than $1 million.

The below table summarizes the revenues from the Company’s activities with Syria and Sudan and the associated percentage impact to the Company’s consolidated financial statements referenced in the Staff’s letter.

Period	Syria Revenue	Sudan Revenue	J&J Company Total	Syria & Sudan %
2016	$3.6 million	$5.5 million	$71.9 billion	0.013%
2017	$5.7 million	$6.2 million	$76.5 billion	0.016%
2018	$7.3 million	$4.8 million	$81.6 billion	0.015%
Q2 2019 (YTD)	$7.5 million	$3.0 million	$40.8 billion	0.026%

Qualitative Factors

The Company does not believe a reasonable investor would deem these activities important in making an investment decision, given: (i) J&J routinely obtains licenses from BIS and/or OFAC as required; (ii) these activities involve the sale of humanitarian products and products that promote human health and (iii) the financial impact of such activities are insignificant when compared to the Company’s global operations and its consolidated financial statements.

Further, the various divestment initiatives and policies referred to in the Staff’s letter generally provide exceptions for companies that sell humanitarian goods, such as our products, or otherwise expressly or implicitly permit decision makers discretion to take such factors into account when making investment decisions. As a result, we believe that few, if any, of these initiatives or policies would require a pension or other fund to divest itself of J&J shares. In addition, we believe the same exception for humanitarian goods generally fits with investor sentiment. As a provider of a broad range of products in the health care field, including certain critical and lifesaving products, we believe that reasonable investors would not expect the Company to deny access to its products and services to patients, doctors, nurses and other healthcare providers in any country, including Syria and Sudan.

The Company is committed to maintaining compliance with U.S. sanctions laws and regulations, and will continue to review and monitor its activities globally to ensure compliance with U.S. law.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
21. Legal Proceedings, page 84

3.
You disclose that for your litigation and regulatory matters for which a loss is probable or reasonably possible, you are unable to estimate the possible loss or range of loss beyond the amounts already accrued. Please address the following:

•
Clarify for us whether this statement applies to all, or just a portion, of your litigation and regulatory matters. For example, as it specifically relates to the various legal proceedings and regulatory matters associated with your body powder products containing talc, you disclose an adverse verdict received in July 2018 in the amount of $4.7 billion. You are appealing this verdict and have accrued for defense costs only in connection with this product liability litigation. Please explain to us whether you believe that it is at least reasonably possible that you will not prevail on appeal and would therefore be subject to the $4.7 billion judgment. If so, it would appear that at a minimum you would be able to estimate a range of reasonably possible losses for this case for disclosure purposes pursuant to ASC 450-20-4.

•
Explain to us the factors you consider and procedures you undertake to attempt to develop a range of reasonably possible loss for disclosure. In this regard, with respect to various litigation and regulatory matters you disclose that the type of relief sought may include damages, fines, penalties and/or other monetary relief. In cases where monetary relief is sought and has been quantified, explain to us why that would not be considered as part of a reasonable estimate of reasonably possible losses.

•
For each material matter disclosed (including, but not limited to, your talc and opioid related matters), explain to us what factors are causing your inability to estimate and when you expect those factors to be alleviated.

Response:

The Company respectfully advises the Staff that the statement pertaining to litigation and regulatory matters for which a loss is probable or reasonably possible and for which a future loss cannot be estimated beyond amounts already accrued applies to all litigation and regulatory matters unless otherwise disclosed.

Please see below for the requested information regarding talc related matters and a discussion of the procedures followed in attempting to develop ranges of reasonably possible loss and the factors that may prevent us from estimating ranges of reasonably possible loss.

Talc related matters

With respect to the $4.7 billion adverse verdict received in July 2018 (the “July 2018 verdict”), the Company, having consulted with external counsel, believes that it has strong grounds on appeal to overturn the July 2018 verdict and it will prevail on appeal.  This assertion is based on factors, including but not limited to: (i) procedural and jurisdictional issues in the litigation process; (ii) the fact that all verdicts that have been through the appellate process have been overturned in the Company’s favor; and (iii) independent scientific studies supporting the Company’s position. Accordingly, the Company believes it is not reasonably possible that the Company will not prevail. In addition, the Company does not expect to be subject to the July 2018 verdict and, therefore, cannot estimate a range of reasonably possible losses beyond defense costs for the case pursuant to ASC 450-20-50.   In the spirit of transparency and in an effort to acknowledge the recent publicity and investor interest in the matter, the Company felt it was appropriate to include a reference to the July 2018 verdict in its Form 10-K.

The Company’s overall position, as stated publicly, is that JOHNSONS® Baby Powder is safe, is asbestos free and does not cause cancer. The number of pending talc related product liability lawsuits continues to increase, and the Company continues to receive information with respect to potential costs and the anticipated number of cases. The Company has successfully defended a number of these cases but there have been verdicts against the Company including, the July 2018 verdict.

There have been several regulatory bodies affirming the Company’s scientific positions that its talc products are safe and no regulatory body, foreign or domestic, has issued product re-call concerns to date. Over the years, the FDA has repeatedly conducted independent testing on commercial cosmetic talc products, including the Company’s talc products, and stated in 1986 and 2014 that these products need not contain a cancer warning.  As recently as

March of this year, the FDA restated its latest test results, which used “the most sensitive” techniques and showed that the Company’s talc was safe and did not contain asbestos.

Finally, the Company’s position has been affirmed by juries and courts.  Of the jury verdicts related to mesothelioma claims, the Company has prevailed in seven cases, and the juries have not been able to come to a decision in five additional cases, resulting in mistrials.  The Company has received five adverse verdicts which the Company has appealed or plans to appeal.  These results do not include a substantial number of cases where plaintiffs voluntarily dismissed their cases.

With respect to the ovarian claims, not a single adverse verdict has yet been upheld on appeal, while three verdicts have been overturned.  These results do not include a substantial number of cases where plaintiffs voluntarily dismissed their cases.  For example, plaintiff lawyers recently voluntarily dismissed, after extensive discovery, a case in federal court in California alleging that the Company’s Baby Powder should contain a warning pursuant to the California Safe Drinking Water and Toxic Enforcement Act, known as Proposition 65, and as a result the court ordered plaintiff lawyers to pay a portion of the Company’s legal fees.

Factors Considered and Procedures in Developing Loss Ranges

Key legal and financial management meets frequently (at least quarterly) with both internal and external legal counsel to monitor legal actions pending against the Company in order to determine whether an estimate of a reasonably possible loss or range of loss can be disclosed. This information includes, among other things, the following: (i) the nature of the litigation or claim; (ii) any progress or developments in the specific matter or the general matter type; (iii) prior experience in similar matters; (iv) any changes or developments in the underlying legal or factual background; and (v) any changes or developments in the Company’s approach to the defense of the litigation or claim. This information and underlying factors can change, and often do, as more information is obtained and as litigation progresses.

For example, factors considered when evaluating current information include whether the monetary damages sought in the proceedings are unsubstantiated or indeterminate; scientific and legal discovery has not commenced or is not complete; proceedings are in early stages; matters present legal uncertainties; there are significant facts in dispute; or there are numerous parties involved. Each of these factors are considered individually and in aggregate when assessing an estimate of reasonably possible losses. Further examples of factors influencing the Company’s ability or inability to estimate loss ranges are included below.

Material Matters Disclosed and Factors Causing Inability to Estimate a Range of Loss

Generally, individual claims are not material to the Company. In certain circumstances, however, claims related to a single product may be material in the aggregate. The Company considers the type of product, nature of claims asserted, the number of actual and potential claimants, historical judgments and settlements for similar claims and potential for future claims. This qualitative assessment helps the Company to determine whether the possible loss contingency may be material. Nevertheless, this limited information does not provide enough substantive detail to reasonably estimate a range of loss in accordance with ASC 450-20-50. Despite circumstances where a range of reasonably possible loss cannot be determined, the Company still provides disclosure for product liability litigation when there are a substantial number of claims and it is uncertain whether exposure will be material.

For litigation matters mentioned in your letter (including, but not limited to, talc and opioid related matters), there are typically hundreds or thousands of claims, all of which could have unique dynamics, facts and circumstances. The Company has been unable to estimate a range of reasonably possible loss for these matters for several reasons, including, among others, the following:

(i)	the damages sought may not be alleged in the complaints and, when alleged, may bear little or no relationship to the amounts of a potential adverse judgment;

(ii)	procedural or jurisdictional issues;

(iii)	the number of potential claims are uncertain and highly unpredictable

(iv)	there has been little or no fact discovery relating to the claims;

(v)	claims being actively pursued may be dismissed before trial for either no value or for de minimis amounts;

(vi)	many cases that are tried result in defense verdicts;

(vii)
the compensatory damages awarded for personal injury claims, when those claims are tried, are highly subjective and variable in that they may range from zero to substantial sums depending on factors such as (a) the governing law, (b) historical verdicts in the relevant court(s), (c) the jury pool, (d) the presence or absence of co-defendants, and (e) the case-specific facts;

(viii)	punitive damages, where permitted, are not awarded in some cases and, when awarded, are highly variable and unpredictable;

(ix)	the Company vigorously defends claims and does not settle other than in specific circumstances that typically develop long after cases are filed; and

(x)	adverse verdicts may be reversed, modified, or reduced on appeal.

While the Company includes disclosures relating to each category of claims, including the volume and status of claims, the factors set forth above prevent the Company from developing a range of reasonably possible loss, and these factors are longstanding variables that the Company does not foresee changing in the near term.

In circumstances where it becomes apparent during the course of the litigation that a negative outcome is reasonably possible or probable at or prior to the final appeal stage, the Company considers whether a monetary liability will be required to satisfy a negative final appeal judgment. In the scenario where a loss is deemed (i) probable or reasonably possible and (ii) a reasonable estimate could be made, a potential loss would be recorded and/or disclosed in accordance with ASC 450-20-50.

The various factors influencing all relevant information required for the Company to make reliable estimates to be considered for disclosure or accrual are often multi-faceted and typically have aspects which are out of control of the Company, including but not limited to, the timing of jury or judge deliberations and/or the willingness of claimants to negotiate potential settlements during the litigation process. Therefore, it is not possible for the Company to determine “when we expect the factors to be eliminated.” Rather, the Company’s practice has been to provide disclosures which represent the most current and best available information in its financial statements.

Form 8-K filed January 22, 2019

Exhibit 99.20
Reconciliation of Non-GAAP Financial Measures, page 1

4.
We note that you exclude litigation expenses from your non-GAAP Measures. Please explain to us why these are not normal, recurring cash operating expenses necessary to operate your business. See Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Response:

In response to the Staff’s comment, we acknowledge Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations (C&DI) issued on May 17, 2016, as well as Rule 100(b) of Regulation G to which such Question relates. Question 100.01 states that certain adjustments, while not explicitly prohibited, could cause the presentation of non-GAAP financial information to be misleading. We respectfully advise the Staff that we have considered the prescribed guidance and the Staff’s overall perspective regarding non-GAAP measures, and we believe that the selected litigation-related charges and credits that we exclude from our non-GAAP measures do not cause those measures to be misleading.

When appropriate under the Company’s internal policy, which is regularly reviewed with senior management and our Audit Committee (at least annually), we exclude certain litigation-related charges and credits, among other items, from our non-GAAP measures. Further, in periods where these charges and credits are excluded from our non-GAAP measures, such charges and credits are similarly excluded by management for purposes of operating decision-making and in assessing operating performance. We use non-GAAP financial measures on an internal basis, period-over-period, to evaluate our operating performance, to analyze trends within our business, to assess our performance relative to our competitors, and to establish operational goals and forecasts that are used in allocating resources. Therefore, we consider these measures useful to external stakeholders as these measures align with how the Company monitors its performance. We consistently follow and apply our internal policy that dictates which charges and credits should be excluded from our non-GAAP measures based on the nature of the item and, in most cases, the quantitative amount of the item. To further ensure that our use of non-GAAP measures is not misleading to investors, we provide the most directly comparable GAAP financial measures with equal or greater prominence and disclosure regarding the nature of all non-GAAP adjustments.

Our internal policy first applies a quantitative threshold followed by a qualitative assessment to certain items, including litigation-related charges and credits, to determine whether it is appropriate to potentially exclude such items from our non-GAAP measures. Once a litigation matter has met the required criteria, all related charges and credits are excluded from out non-GAAP measures for the matter’s life.

In the normal course of business, we are involved in a variety of legal and regulatory proceedings. We do not exclude from our non-GAAP measures ordinary, recurring legal fees (internal and external) or litigation-related charges and credits that result from our operations or are below our threshold. The net litigation-related charges and credits that we exclude from our non-GAAP measures represent specific litigation-related charges and credits for matters that are distinctive and substantial based on a combination of factors, including (i) matter specific facts and circumstances and (ii) financial amounts exceeding our threshold.

All litigation items excluded from our non-GAAP measures have been assessed on a case-by-case basis, have met the Company’s internal policy and have been consistently applied. The product litigation-related charges and credits excluded from our non-GAAP earnings are distinctive and substantial individual product claims which represent less than one percent of the Company’s total product portfolio. The Company’s product portfolio is comprised of thousands of other products whose associated past or current litigation-related costs are not excluded from the Company’s non-GAAP measures. Accordingly, this limited number of individual product claims, as a proportion of the Company’s portfolio and any associated product claims, have comprised the substantial share of the Company’s non-GAAP litigation-related adjustments (in dollar terms) over the past decade. The Company has considered the Compliance and Disclosure Interpretations in determining this non-GAAP adjustment. Specifically, question 102.03 which states that although certain items may not be able to be described as non-recurring, infrequent or unusual; it still may be appropriate to adjust for certain items a Company deems appropriate per Regulation G and the other requirements of Item 10(e) of Regulation S-K.

We respectfully advise the staff that we have considered the relevant Compliance and Disclosure Interpretations, as well as Rule 100(b) of Regulation G to which it relates, and we believe that excluding certain litigation-related charges and credits in our non-GAAP measures in accordance with our internal policy, supplemented with appropriate disclosures of those adjustments (and with the corresponding GAAP financial measures disclosed with equal or greater prominence), is not misleading to investors and provides the requisite level of transparency into the methodology used by management to evaluate and measure operating performance.

Please do not hesitate to contact us with any questions or comments you may have.

Sincerely, /s/ Joseph J. Wolk EVP & Chief Financial Officer (732) 524-1142

Copy:    Mike Ullmann, EVP and General Counsel
Ronald Kapusta, VP Corporate Controller and Chief Accounting Officer